SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

ELBIT VISION SYSTEMS LTD.

(Translation of Registrant’s name into English)

New Industrial Park, Post Office Box 140, Yoqneam, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        On June 29, 2004, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

ELBIT VISION SYSTEMS LTD. RECEIVES $2 MILLION
FOLLOW-ON ORDER FROM MAJOR EUROPEAN TEXTILE
MANUFACTURER

Yoqneam, Israel, June 29, 2004 – Elbit Vision Systems Ltd. (OTCBB: EVSNF.OB) announced today that it has received an order from one of Europe’s largest textile manufacturers. The order is valued at approximately $2 million and is expected to be supplied in 2004. This order is for several models of the Company’s textile inspection systems, including the latest versions of EVS’ industry leading hardware systems and new software solutions. These systems will provide the customer with a complete inspection solution for each phase of the manufacturing process.

Yoav Kahane, VP Sales and Marketing of Elbit Vision Systems said: “This order further establishes EVS as the leader in advanced textile inspection systems. With over 100 customers and more than 350 systems currently installed throughout the world, we believe that the Company offers some of the most advanced inspection systems available. We believe that the continued success in our legacy business, coupled with recently introduced products for microelectronics, aircraft and automotive applications positions the Company well for long-term growth.”

About the Company:
Elbit Vision Systems Ltd. designs, develops, manufactures, markets and supports automatic optical inspection and quality monitoring systems for the industrial, web and microelectronics industries. Company product lines improve product quality and increase production efficiency in the textile, automotive, non-woven, plastics, wafer and LCD industries.

Forward looking statements in this release with respect to the Company’s business, financial condition and results of operations are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT VISION SYSTEMS LTD. BY: /S/ Yaky Yanay —————————————— Yaky Yanay Chief Financial Officer

Dated: June 29, 2004